Mail Stop: 3720- CF/AD 11

Via U.S. Mail and Fax (703) 480-4659

								April 6, 2006
Mr. Henry Dubois,
Executive Vice President and Chief Financial Officer
Orbimage Holdings, Inc.
21700 Atlantic Boulevard
Dulles, VA 20166

Re:	Orbimage Holdings, Inc.
	Item 4.02 of Form 8-K
      Filed on March 28, 2006
	File No. 0-50933

Dear Mr. Dubois:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so that we may better understand your disclosure. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting comments:

1. We note in first paragraph under Item 4.02(a) that the Company, after discussion with BDO Seidman LLP, the Company`s independent registered public accounting firm, undertook a review of its accounting for an interest rate swap agreement under Statement of
Financial Accounting Standards No. 133. It is not clear to us if the Company undertook the review of its accounting for the interest rate swap agreement as the result of the review by your auditors.
If that is the case, please amend the filing to comply with requirements of Item 4.2(b) and 4.2(c) of Form 8-K.

Orbimage Holdings, Inc.
April 6, 2006
Page 2



2. Please address in your amended filings if your certifying officers considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-Q for the periods ended June 30, 2005 and
September 30, 2005. Additionally, disclose what effect the error had on your current evaluation of disclosure controls and procedures as of June 30, 2005 and September 30, 2005 and for the fiscal year ended December 31, 2005.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







Orbimage Holdings, Inc.
April 6, 2006
Page 3



       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.

	You may contact Gopal Dharia, Staff Accountant, at (202)
551-
3353 or me at (202) 551-3828 if you have questions regarding comments on the Form 8-K.


							Sincerely,

							Terry French
							Accountant Branch Chief